SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                               Bay Resources, Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 073015 20 8
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                                 (Cusip Number)

                              Joseph Isaac Gutnick
                           Edensor Nominees Pty. Ltd.
                           Level 8, 580 St. Kilda Road
                       Melbourne, Victoria 8008 Australia
                             Tel: 011-613 9234 1122

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 3, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ].

         The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP NO. 073015 20 8


1.    Name of Reporting Person
      S.S. of I.R.S. Identification No. of Above Person

      Edensor Nominees Pty. Ltd.
      I.R.S. Employer Identification No.: Not Applicable

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only..............................................................

4.    Source of Funds (see Instructions):  OO

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e).........................................[ ]

6.    Citizenship or Place of Organization:  Australia

---------------------------------- ---------------------------------------------
Number of Shares
Beneficially owned by:              7.    Sole Voting Power: None
---------------------------------- ---------------------------------------------
                                    8.    Shared Voting Power: 8,894,590
---------------------------------- ---------------------------------------------
                                    9.    Sole Dispositive Power: None
---------------------------------- ---------------------------------------------
                                    10.   Shared Dispositive power: 8,894,590
---------------------------------- ---------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person: 8,894,590 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)..............................................[x]

13    Percent of Class Represented by Amount in row (11):  67.36%

14    Type of Reporting Person (See Instructions):  CO



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Item 1.  Security and Issuer
         -------------------

                Common Stock, par value $0.0001 per share of Bay Resources, Ltd. (the "Issuer"), whose executive offices are located at Level 8, 580 St. Kilda Road, Melbourne, Victoria 8008, Australia.

Item 2.        Identity and Background
               -----------------------

               (a) This statement is filed by Edensor Nominees Pty. Ltd. ("Edensor"), with respect to the shares of Common Stock of the Issuer owned by it. The executive officers and directors of Edensor are Joseph Isaac Gutnick, Director and Stera Miriam Gutnick, Director/Secretary (collectively, the "Officers and Directors"). The controlling stockholder of Edensor is Stera Miriam Gutnick (the "Controlling Stockholder").

               (b) The business address of each of Edensor, the Controlling Stockholder and the Officers and Directors is c/o Edensor Nominees Pty. Ltd., Level 8, 580 St. Kilda Road, Melbourne, Victoria 8008, Australia.

               (c) Edensor is a private corporation engaged as the Trustee of a private family investment trust. The present principal occupations of each of the Controlling Stockholder and the Officers and Directors are: Stera Miriam Gutnick - Director of Edensor; Joseph Isaac Gutnick - Chairman of the Board, President and Chief Executive Officer of the Issuer. Mr. Gutnick is also Chairman of several publicly listed Australian corporations in the mining sector.

               (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               (f) Each of the individuals referred to in Paragraph (a) above is an Australian citizen. Edensor is an Australian corporation.




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Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            On March 3, 2004, Edensor exercised 6,000,000 options to acquire shares, pursuant to the cashless exercise feature of the options which resulted in Edensor receiving 5,142,847 shares of common stock.

Item 4.     Purpose of Transaction
            ----------------------

            The acquisition of the shares was for investment purposes. Edensor may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by it at any time.

            Except as set forth above in this Item 4, neither Edensor, the Controlling Stockholder, nor any of the Officers or Directors has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) and (b)    The number of shares of Common Stock of the Issuer
held by Edensor and by each person named in response to Item 2 as of the date hereof are as follows:

                                 Aggregate Number               Percentage of
Name                             Of Shares Owned                Outstanding(1)
----                             ---------------                --------------

Edensor                             8,894,590                      67.36%

Controlling Stockholder(2)                  -                           -

Officers and Directors (3)             51,650                         (4)


-------------------------
(1) Based on 13,204,231 shares of Common Stock outstanding on March 3, 2004 after giving effect to the exercise of options by Edensor and by another stockholder.

(2) Edensor has the power to vote and to dispose of the shares of Common Stock owned by it. The Controlling Stockholder of Edensor may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer owned by Edensor.

(3) Includes 26,000 shares owned by Pearlway Investments Pty., a private Australian corporation of which Mr. Gutnick and members of his family are officers, directors and shareholders. Excludes the shares owned by Edensor of which the Officers and Directors may be deemed to share beneficial ownership. Does not include (i) 8,949 shares of Common Stock beneficially owned by Gutnick Resources N.L. or (ii) 229,489 shares of


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       Common  Stock  owned by AXIS  Consultants  Pty.  Ltd.,  or (iii) 1,918 shares of Common Stock beneficially owned by Quantum Resources Limited, companies of which Mr. Gutnick is an officer and/or Director. Mr. Gutnick however, disclaims beneficial ownership to those shares.


(4)    Less than one percent.

              (c) Except as set forth above, none of the persons listed in response to Item 2 above acquired any shares of Common Stock of the Issuer during the past 60 days.

              (d) The shares of Common Stock are held by Edensor as Trustee of a family trust for the benefit of certain members of the family of Joseph Isaac Gutnick and Stera Miriam Gutnick. Edensor has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of Edensor, for the benefit of the beneficiaries of the Trust.

              Except as described above, no person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

              (e)    Not applicable.

Item 6.       Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer
              ------------------------------------------------------

              Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in
Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits
              --------------------------------

              Not Applicable.



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                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                EDENSOR NOMINEES PTY. LTD.


                                                By    /s/ J.I. Gutnick
                                                  ----------------------
                                                     J.I. Gutnick


Dated:  March 5, 2004


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